

May 24, 2010

By facsimile to (202) 828-5393 and U.S. Mail

Mr. Ram Mukunda
Chief Executive Officer and President
India Globalization Capital, Inc.
4336 Montgomery Avenue
Bethesda, MD 20814

Re: India Globalization Capital, Inc.
        Pre-effective Amendments 3 and 4 to Registration Statement on Form S-1
        Filed May 10 and 12, 2010
        File No. 333-163867

Dear Mr. Mukunda:

        We reviewed the filings and have the comments below.

General

1. Prior to the effectiveness of your registration statement, please arrange to have a representative of the Financial Industry Regulatory Authority, or FINRA, call us to confirm that FINRA has finished its review and has no additional concerns regarding the underwriting arrangements, or send us a copy of the confirmation letter that you have received from FINRA.

2. Refer to prior comment 1. India Globalization Capital may not omit the number of shares of common stock or the number of warrants being offered under this registration statement. Please disclose the number of shares of common stock and the number of warrants here and, as appropriate, throughout the prospectus and legal opinion. See Rule 430A of Regulation C under the Securities Act. For additional guidance, refer to Question and Answer 227.02 in the Securities Act Rules section of our "Compliance and Disclosure Interpretations" available on the Commission's website at http://www/sec.gov.

3. Notwithstanding the response to prior comment 2 that the offering is an offering of common stock and warrants rather than units, disclosures continue to state that units are being offered. For example, refer to the first and second paragraphs on the prospectus' outside front cover

page, the first and sixth paragraphs under "Plan of Distribution" on page 14, and the first paragraph under "Placement Agents' Fees" on page 15. Please revise appropriately throughout the prospectus.

Registration Statement's Facing Page

4. Notwithstanding the response to prior comment 9 that you checked the Rule 415 box, the box is not checked. Please check the box.

Cover Page of the Prospectus

5. We note the disclosure here and in the plan of distribution section that the placement agents are not purchasing or *selling* any securities. If the placement agents are not selling your securities, please explain their role.

Plan of Distribution, page 14

6. Please reconcile the disclosure on the bottom of page 15 that your warrants are not expected to be eligible for trading on any market with the disclosure on the cover page that your warrants trade on the NYSE Amex Equities.

Exhibit 5.1

7. We note the "provided that" assumptions under 1 and 2 on page 2. It is inappropriate for counsel to include assumptions that are too broad, that assume away the issue, or that assume any of the material facts underlying the opinion or facts that are readily ascertainable. Please delete the assumptions.

8. Please remove the penultimate paragraph of the opinion.

Closing

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us marked courtesy copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Also, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Stanley S. Jutkowitz, Esq.
        Seyfarth Shaw LLP
        975 F Street, N.W.
        Washington, DC 20004